MEDIA SCIENCES INTERNATIONAL, INC.
8 ALLERMAN ROAD
OAKLAND, NEW JERSEY 07436

August 15, 2005

VIA ELECTRONIC TRANSMISSION
Attn.: John Cash, Accounting Branch Chief
         Bret Johnson, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	Media Sciences International, Inc. Form 10-KSB/A for Fiscal Year Ended June 30, 2004 Form 10-QSB/A for Fiscal Quarters Ended September 30, 2004 and December 31, 2004 File No. 1-16053

Dear Mr. Cash:

        This letter responds to the comments of the Staff of the Commission contained in its letter dated July 27, 2005 in connection with the above-referenced matter. In connection with this letter, we are submitting our amended annual report on Form 10-KSB/A, Amendment No. 2 (hereinafter referred to as “Amendment No. 2”). The numbered paragraphs of this letter correspond to the numbers assigned to the comments in the Staff’s July 27, 2005 letter.

Form 10-KSB/A for Fiscal year Ended June 30, 2004.

Report of Independent Registered Public Accounting Firm, page F-1

1.

We have requested J.H. Cohn LLP to revise its report to include an explanatory paragraph for the restatement of our June 30, 2004 financial statements in accordance with paragraph 12 of AU Section 420. The revised report appears on page F-1 of Amendment No.2.

Controls and Procedures, page 49

2.

We have revised the introductory paragraph of this section to state that the Company’s disclosure controls and procedures were “not effective”. The remaining paragraphs in this section, which describes the deficiency in internal controls, remain unmodified.

Similarly, we have revised the introductory paragraph under Item 3–Controls and Procedures of each of our quarterly reports for the fiscal quarters ended September 30, 2004 and December 31, 2004, which we are submitting on Form 10-QSB/A on or about the date of this letter.

Thank you very much for your attention to this matter.

Very truly yours,

Media Sciences International, Inc.

By: /s/ Michael W. Levin Michael W. Levin President and Chief Executive Officer